UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2023

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On June 20, 2023, Evotec SE (the “Company”) announced that its shareholders approved all proposals the Company’s Management put to vote at the Company’s virtual Annual General Meeting 2023 with the required majority. The press release is attached hereto as Exhibit 99.1. The voting results are attached hereto as Exhibit 99.2.

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SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Laetitia Rouxel
Name: Laetitia Rouxel
Title: Chief Financial Officer

 Date: 20th June 2023

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec SE Annual General Meeting 2023 approves all proposed agenda items
99.2	Annual General Meeting 2023 Voting Results

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